# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Astera Labs, Inc., CIK 0001736297
CUSIP: 04626A103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2901 TASMAN DR. SUITE 205, SANTA CLARA, California (CA), 95054
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001777813

## Reporting persons
- Atreides Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,836,650; sole dispositive power 0; shared dispositive power 1,836,650; aggregate amount beneficially owned 1,836,650 (1.2% of the class)
- Atreides Management, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,836,650; sole dispositive power 0; shared dispositive power 1,836,650; aggregate amount beneficially owned 1,836,650 (1.2% of the class)
- Gavin Baker: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,836,650; sole dispositive power 0; shared dispositive power 1,836,650; aggregate amount beneficially owned 1,836,650 (1.2% of the class)

## Item 1. Issuer
Name of issuer: Astera Labs, Inc.
Address of issuer's principal executive offices: 2901 TASMAN DR. SUITE 205, SANTA CLARA, CALIFORNIA, 95054.

## Item 2. Person Filing
Name of person filing:
(i) Atreides Management, LP, a Delaware limited partnership registered with the U.S. Securities and Exchange Commission (the SEC), which serves as the investment manager (the Investment Manager) to certain investment funds and/or accounts (the Funds), with respect to the shares of Common Stock (as defined in Item 2(d) below) held by the Funds;

(ii) Atreides Management, LLC, a Delaware limited liability company (the GP), which serves as the general partner to the Investment Manager, with respect to the shares of Common Stock held by the Funds; and

(iii) Gavin Baker, a United States citizen, who serves as the managing member to the GP with respect to the shares of Common Stock held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Address of principal business office or, if none, residence:
Atreides Management, LP
One International Place, Suite 4410
Boston, MA 02110
Citizenship: See response to Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,836,650
Percent of class: 1.2%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,836,650
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,836,650

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Atreides Management, LP: Laura Malone, General Counsel & Chief Compliance Officer (02/14/2025)
- Atreides Management, LLC: Laura Malone, General Counsel & Chief Compliance Officer (02/14/2025)
- Gavin Baker: Gavin Baker, Individually (02/14/2025)
Comment: Joint Filing Agreement, dated November 14, 2024, by and among the Reporting Persons, was previously filed with the SEC on November 14, 2024 as Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with respect to Astera Labs, Inc. and is incorporated herein by reference.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 158,610,853 shares of Common Stock reported to be outstanding by the Issuer as of October 31, 2024 in its Form 10-Q for the quarterly period ended September 30, 2024 filed with the SEC on November 5, 2024. Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G expect to the extent of its or his pecuniary interest therein (if any) and membership in a "group" as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.